# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Redwire Corp, CIK 0001819810
CUSIP: 75776W103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8226 Philips Highway, Suite 101, Jacksonville, Florida (FL), 32256
Date of event which requires filing of this statement: 06/03/2025
Amends the filing with accession number 0001104659-21-115571
Filed by CIK 0001880796
Persons authorized to receive notices and communications: AE Red Holdings, LLC, 6700 Broken Sound Parkway NW, Boca Raton, Florida (FL), 33487, (561) 372-7820

## Reporting persons
- AE RED HOLDINGS, LLC (CIK 0001880796): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 37,729,449; sole dispositive power 0; shared dispositive power 37,729,449; aggregate amount beneficially owned 37,729,449 (40.5% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 warrants to acquire one share of Common Stock ("Warrants") and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- AE INDUSTRIAL PARTNERS FUND II GP, LP (CIK 0001880808): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 47,170,676; sole dispositive power 0; shared dispositive power 47,170,676; aggregate amount beneficially owned 47,170,676 (50.6% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 9,441,227 shares of Common Stock issuable upon conversion of 28,795.74 shares of Series A Convertible Preferred Stock and (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- Michael Robert Green (CIK 0001881294): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 51,891,289; sole dispositive power 0; shared dispositive power 51,891,289; aggregate amount beneficially owned 51,891,289 (55.6% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 14,161,840 shares of Common Stock issuable upon conversion of 43,193.61 shares of Series A Convertible Preferred Stock and (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- David H Rowe (CIK 0001880788): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 51,891,289; sole dispositive power 0; shared dispositive power 51,891,289; aggregate amount beneficially owned 51,891,289 (55.6% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 14,161,840 shares of Common Stock issuable upon conversion of 43,193.61 shares of Series A Convertible Preferred Stock and (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- AE INDUSTRIAL PARTNERS FUND II-B, LP (CIK 0001732535): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 37,743,610; sole dispositive power 0; shared dispositive power 37,743,610; aggregate amount beneficially owned 37,743,610 (40.5% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 14,161 shares of Common Stock issuable upon conversion of 43.19 shares of Series A Convertible Preferred Stock and (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- AE INDUSTRIAL PARTNERS FUND II, LP (CIK 0001732533): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 43,476,797; sole dispositive power 0; shared dispositive power 43,476,797; aggregate amount beneficially owned 43,476,797 (46.6% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 5,747,348 shares of Common Stock issuable upon conversion of 17,529.41 shares of Series A Convertible Preferred Stock and (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- AE INDUSTRIAL PARTNERS FUND II-A, LP (CIK 0001732534): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 41,409,168; sole dispositive power 0; shared dispositive power 41,409,168; aggregate amount beneficially owned 41,409,168 (44.4% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 3,679,719 shares of Common Stock issuable upon conversion of 11,223.14 shares of Series A Convertible Preferred Stock and (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I, LP (CIK 0001804072): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,720,614; sole dispositive power 0; shared dispositive power 4,720,614; aggregate amount beneficially owned 4,720,614 (5.1% of the class)
  Comment: Rows 8, 10 and 11 each represent 4,720,614 shares of Common Stock issuable upon conversion of 14,397.87 shares of Series A Convertible Preferred Stock.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I GP, LP (CIK 0001952933): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,720,614; sole dispositive power 0; shared dispositive power 4,720,614; aggregate amount beneficially owned 4,720,614 (5.1% of the class)
  Comment: Rows 8, 10 and 11 each represent 4,720,614 shares of Common Stock issuable upon conversion of 14,397.87 shares of Series A Convertible Preferred Stock.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
- AEROEQUITY GP, LLC (CIK 0001880792): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 51,891,289; sole dispositive power 0; shared dispositive power 51,891,289; aggregate amount beneficially owned 51,891,289 (55.6% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 35,708,528 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants, (iii) 14,161,840 shares of Common Stock issuable upon conversion of 43,193.61 shares of Series A Convertible Preferred Stock and (iv) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.
  
  The calculation for Row 13 is based upon 77,083,392 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2025, as reported on the Issuer's most recent Form 10-Q, filed on May 12, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants, (ii) 14,161,840 shares of Common Stock issuable upon the conversion of the 43,193.61 shares of Series A Convertible Preferred Stock and (iii) 20,921 shares of Common Stock issued in respect of restricted stock units that vested on May 23, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Redwire Corp
Address of issuer's principal executive offices: 8226 Philips Highway, Suite 101, Jacksonville, Florida (FL), 32256
Comment:
Explanatory Note.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D filed with the Commission on September 2, 2021, as amended by Amendment No. 1 filed on October 5, 2022, Amendment No. 2 filed on November 10, 2022, Amendment No. 3 filed on May 23, 2023, Amendment No. 4 filed on September 1, 2023 and Amendment No. 5 filed on January 21, 2025 (collectively, the "Existing 13D"), is hereby amended in this Amendment No. 6 as set forth below (the "Amendment"). Except as set forth herein, the Existing 13D is unmodified and remains in full force and effect. Capitalized terms not defined herein have the meanings ascribed to them in the Existing 13D.

The Amendment is being filed to report changes in the beneficial ownership of the Reporting Persons with respect to shares of the Company's Common Stock, par value $0.0001 per share and Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Convertible Preferred Stock") and reflects, among other things, (i) shares of Common Stock issued to Kirk Konert in his capacity as a director of the Issuer that Mr. Konert has agreed to assign, transfer, convey and deliver to AE Industrial Partners, LP and (ii) the issuance of dividends that were paid-in-kind ("PIK Dividend") on the Issuer's Series A Convertible Preferred Stock

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 (and related footnotes) of each of the cover pages of this Amendment No. 6 are incorporated herein by reference. The following information is as of the date hereof and assumes there are 93,266,153 shares of Common Stock outstanding, based on (i) 77,083,392 shares of Common Stock outstanding as of May 5, 2025, as reflected in the Issuer's most recent Form 10-Q for the fiscal quarter ended March 31, 2025, (ii) 16,161,840 shares of Common Stock issuable upon exercise of the Warrants or conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons and (ii) 20,921 shares of Common Stock issued in respect of restricted stock units.

Holdings is the direct beneficial owner of 35,621,980 shares of Common Stock and 2,000,000 Warrants and indirect beneficial owner of 86,548 shares of Common Stock and 20,921 shares of Common Stock issued in respect of restricted stock units, each held by AE Industrial Partners LP, a wholly-owned indirect subsidiary of Holdings.

AE Fund II LP is the indirect beneficial owner of 35,621,980 shares of Common Stock directly held by Holdings and the direct beneficial owner of 17,529.41 shares of Series A Convertible Preferred Stock which are convertible into 5,747,348 shares of Common Stock, based on $1,000 per share initial value and an initial conversion price of $3.05 (the "Conversion Method").

AE Fund II-A is the indirect beneficial owner of 35,621,980 shares of Common Stock directly held by Holdings and the direct beneficial owner of 11,223.14 shares of Series A Convertible Preferred Stock which are convertible into 3,679,719 shares of Common Stock, based on the Conversion Method.

AE Fund II-B is the indirect beneficial owner of 35,621,980 shares of Common Stock directly held by Holdings and the direct beneficial owner of 43.19 shares of Series A Convertible Preferred Stock which are convertible into 14,161 shares of Common Stock, based on the Conversion Method.

AE Solutions I is the direct beneficial owner of 14,397.87 shares of Series A Convertible Preferred Stock, which is convertible into 4,720,614 shares of Common Stock, based on the Conversion Method.

Michael Greene and David H. Rowe exercise voting and dispositive power with respect to (i) the shares of Common Stock, Warrants and shares of Series A Convertible Preferred Stock directly held by each of Holdings, the AE Funds and AE Solutions I and (ii) 86,548 shares of Common Stock and 20,921 shares of Common Stock issued in respect of restricted stock units, each directly held by AE Industrial Partners LP, an affiliate of the Reporting Persons, which together constitute an aggregate beneficial ownership of 51,891,289 shares of Common Stock or 55.6% of the Issuer's Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 51,891,289 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.
Transactions in the class effected during the past sixty days:
On June 3, 2025, the Company issued, in the aggregate, 3,029.07 shares of Series A Preferred Stock to the Reporting Persons as PIK Dividends, as set forth below. There were no transactions by the Reporting Persons in the Common Stock during the past sixty (60) days.

AE INDUSTRIAL PARTNERS FUND II-B, LP: 3.03 shares of Series A Preferred Stock

AE INDUSTRIAL PARTNERS FUND II, LP: 1,229.30 shares of Series A Preferred Stock

AE INDUSTRIAL PARTNERS FUND II-A, LP: 787.05 shares of Series A Preferred Stock

AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I, LP: 1,009.69 shares of Series A Preferred Stock

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1

Joint Filing Agreement among the Reporting Persons, dated as of November 9, 2022 (incorporated by reference to Exhibit 1 to the Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 10, 2022).

## Signatures
- AE RED HOLDINGS, LLC: /s/ Michael Robert Greene, Michael Robert Greene/Vice President and Assistant Treasurer (06/05/2025)
- AE INDUSTRIAL PARTNERS FUND II GP, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/05/2025)
- Michael Robert Green: /s/ Michael Robert Greene, Michael Robert Green (06/05/2025)
- David H Rowe: /s/ David H Rowe, David H Rowe (06/05/2025)
- AE INDUSTRIAL PARTNERS FUND II-B, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/05/2025)
- AE INDUSTRIAL PARTNERS FUND II, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/05/2025)
- AE INDUSTRIAL PARTNERS FUND II-A, LP: /s/ Michael Robert Greene, Michael Robert Greene/Vice President and Assistant Treasurer (06/05/2025)
- AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/05/2025)
- AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I GP, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/05/2025)
- AEROEQUITY GP, LLC: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (06/05/2025)